INDEPENDENT CONTRACTOR AGREEMENT

This **INDEPENDENT CONTRACTOR AGREEMENT** (the "Agreement") is by and between Ryan Davies, an individual (the "Executive"), and CancerVAX, Inc., a Nevada corporation (the "Company"), effective the 1st day of October 2021, the date the Services (as defined below) were first provided by Executive (the "Effective Date).

WHEREAS, Executive has over 7 years of experience as a chief executive officer, including relevant experience in the biotech space; and,

WHEREAS, the Company wishes to contract with Executive for the purpose of having him perform in the capacity of President and Chief Executive Officer ("CEO") of the Company. The duties of the Executive, among others, shall include the performance of all of the duties typical of the office held, those described in the bylaws of the Company, and such other duties and projects as may be assigned by the Company or the Board of Directors, more fully described below.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive agree as follows:

1. **Engagement**

The Company hereby engages Executive to provide his services as its President and CEO. In these roles he will be expected to lead the Company's efforts to fund promising, new cancer drugs and treatments; the successful creation of a management team; participation in all efforts to raise funding, and the overall goal to increase the value of the Company. Executive's duties may be reasonably modified at the Company's discretion from time to time. Executive shall be responsible to the ownership and management of the Company but will not be required to follow or establish a regular or daily work schedule. Any advice given to Executive regarding his scope of work shall be considered a suggestion only, not an instruction. The Company retains the right to inspect, stop, or alter the work of the Executive to assure its conformity with this Agreement and Company needs. Notwithstanding the above, the Company acknowledges that the Executive has interests in other businesses outside of the Company and that these other interests may occupy portions of his workweek time. The Company understands and accepts that the interests of the Executive in other businesses are not in conflict with those of the Company. Collectively, the Executive's duties are referred to herein as the "Services").

2. **Compensation**

Compensation to Executive for the Services provided pursuant to this Agreement shall consist of the following:

A. Base Compensation. As compensation for the Services, the Company will provide remuneration of $10,500 for the month of October 2021 and $21,000 per month thereafter $252,000 annualized), paid in equal installments twice each month. Base compensation to be increased by $25,000 each year capped at a maximum of $350,000 each year. After one year of service, severance equal to 6-months of base compensation; and

B. Bonus Compensation. Annual potential bonus compensation based on specific milestones, to be determined by the Company's board of directors (the "Board") prior to the beginning of each calendar year ("Potential Bonuses"). Potential bonus shall be equal to 30% of base compensation paid during the bonus year. Earned bonuses shall be paid twice each year. At the choice of the Executive, earned bonuses shall be paid in the form of cash, and/or non-qualified stock options equal to 200% of the cash value with a price per share exercise price equal to the fair market value of the Company's common stock at the time of the grant; and

C. Options. Issue to Executive, non-qualified stock option (the "Options") to acquire up to Two Hundred Fifty-Two Million (252,000,000) shares of the Company's Common Stock, as described in an Option Agreement dated October 1, 2021 (the "Option Shares"). The Options shall be for a 10-year term and vest pursuant to the Option Agreement, which shall include 42,000,000 options vesting at the end of 6 months and 7,000,000 options vested at the end each month from the end of month 7 through the end of month 36. 100% of the Options shall be vested immediately if company is sold to or acquired by a larger company. The exercise price shall equal to the par value of $0.001 per share.

D. Health Insurance. The Company shall reimburse Executive for his individual health and dental insurance plan premiums.

3. **Term of Engagement.**

This Agreement shall have an initial term of 6 months (the "Term of Services") and, at the end of this period will automatically be renewed for a further 6-month period which will roll over every 6 months thereafter, unless terminated by the Company or the Executive in accordance with this Agreement. Notwithstanding this Term of Services, this Agreement may be terminated earlier pursuant to Section 7, below (the "Service Termination Date").

4. **Indemnification**

Executive shall not be liable to the Company or any of its shareholders, and the Company shall indemnify and hold Executive harmless from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and attorneys' fees and expenses asserted against or imposed or incurred by him, and to pay related attorney's fees incurred by Executive by reason of or resulting from litigation to which Executive is named a party defendant relating in any way to any action by Executive, or omission, in the course of or connected with rendering the Services, including but not limited to losses that may be sustained in any corporate act undertaken by the Company as a result of advice provided by Executive ("Indemnification"). This covenant is provided by the Company as an inducement for Executive to enter into this Agreement. Excluded from Indemnification under this Agreement are actions, litigation or otherwise, brought against the Executive the basis of which is the Executive's willful acts or omissions, gross negligence, or breach of the Executive's fiduciary duty or fraud, or such other action that may be against public policy for the Company to waive, release or indemnify against.

5. **Costs and Expenses**

All third party and out-of-pocket expenses incurred by Executive in the performance of the Services shall be paid by the Company, or if paid by Executive on behalf of the Company then

reimbursed by the Company. Reimbursement of costs and expenses shall be made within ten (10) days of receipt by the Company of Executive's written request for reimbursement; provided, however, that the Company must approve in advance all such expenses in the aggregate in excess of $1,000 in any one (1) month. All expenses claims must follow the Company's policies and procedures for Expenses a copy of which has been provided to the Executive.

6. Place of Services

Unless otherwise mutually agreed by Executive and the Company, the Services provided by Executive hereunder will be performed at a location that is in the sole discretion of the Executive.

7. **Termination**

A) This Agreement will terminate as described in Section 3, above, or at any time upon a 30 days prior written notice by one party to the other. In the event this Agreement is terminated prior to the expiration of the Term of Services by the Executive, the Company agrees to pay all remuneration owed to Executive through the date of termination and to pay all expenses due.

B) Upon expiration of termination of this Agreement for any reason, or at any time, upon the Company's written request, Executive shall within five (5) business days after such expiration or termination

a. deliver to the Company all Deliverables (whether complete or incomplete) and all materials, equipment, and other property provided for your use by the Company;

b. deliver to the Company all tangible documents and other media, including any copies, containing, reflecting, incorporating, or based on the Confidential Information;

c. permanently erase all of the Confidential Information from your computer systems; and

d. certify in writing to the Company that you have complied with the requirements of this clause;

C) The terms and conditions of this clause and Section 8, Section 9, Section 10, Section 12, Section 13, Section 14, Section 15, and Section 16, shall survive the expiration or termination of this Agreement.

8. Confidentiality and Covenant Not to Compete.

A) Executive acknowledges that the Company plans on developing a unique and successful business of which the name, customers, business partners, goodwill, and methods of doing business, in each case whether spoken, written, printed, electronic, or in any other form or medium, are valuable assets, and also that the Company at times does business with certain entities whose name and scope of work are confidential. In the course of Executive carrying out his obligations under this Agreement, Executive acknowledges that Executive will have access to the Company's confidential information, including, but not limited to, trade secrets, financial information, customer lists, marketing methods, data, properties, personnel and internal affairs, in each case whether spoken, written,

printed, electronic, or in any other form or medium relating to the Company's business and customers (the "Confidential Information").

B) Executive covenants and agrees that he will not use any Confidential Information for any purpose except as required in the performance of the Services. Executive shall notify the Company immediately in the event Executive becomes aware of any loss or disclosure of any Confidential Information.

C) Executive covenants and agrees that during the term of this Agreement, he will not disclose, or permit to be disclosed, in whole or in part, to any third party, without the prior written consent of the Company in each instance, any information or knowledge concerning the Company and any information, including but not limited to client lists, communication techniques, invoicing, billing, schematics, methodologies, and prototypes which may be communicated, verbally or in writing, to Executive by the Company during the term of this Agreement.

D) Executive covenants and agrees that during the term of this Agreement he will not do any act or fail to do any act which may be prejudicial or injurious to the business and goodwill of the Company.

9. **Other Business Activities**

A) Executive shall not compete. During the term of this Agreement, other than with Company's written consent, Executive will not directly or indirectly own, manage, control, participate in, lend his name to, act as consultant, or advisor to, or render services to (alone or in association with any other persons, firm, corporation or other business organization) any person or entity engaged in any business similar to or related in any way to the business be conducted by the Company.

10. **Intellectual Property Rights**.

A) The Company is and will be the sole and exclusive owner of all right, title, and interest throughout the world in and to all the results and proceeds of the Services performed under this Agreement, including but not limited to, all writings, technology, inventions, discoveries, processes, techniques, methods, ideas, concepts, research, proposals, and materials, and all other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, modified, conceived, or reduced to practice in the course of performing the Services (collectively "the Work Product") including all patents, copyrights, trademarks (together with the goodwill symbolized thereby), trade secrets, know-how, and other confidential or proprietary information, and other intellectual property rights (collectively "Intellectual Property Rights") therein. Executive hereby irrevocably assigns to the Company, for no additional consideration, Executive's entire right, title, and interest throughout the world in and to such Work Product, including all Intellectual Property Rights therein, including the right to sue for past, present, and future infringement, misappropriation, or dilution thereof.

B) To the extent any copyrights are assigned under this Section 10, Executive hereby irrevocably waives in favor of the Company, to the extent permitted by applicable law, any and all claims Executive may now or hereafter have in any jurisdiction to all rights of paternity or attribution, integrity, disclosure, and withdrawal and any other rights that

may be known as "moral rights" in relation to all Work Product to which the assigned copyrights apply.

C) Executive shall make full and prompt written disclosure to the Company of any inventions or processes, as such terms are defined in 35 U.S.C. § 100, that constitute Work Product, whether or not such inventions or processes are patentable or protected as trade secrets. You shall not disclose to any third party the nature or details of any such inventions or processes without the prior written consent of the Company. Any patent application for or application for registration of any Intellectual Property Rights in any Work Product that you may file during the Term or within one (1) year thereafter will belong to the Company, and you hereby assign to the Company, for no additional consideration, your entire right, title, and interest in and to such application, all Intellectual Property Rights disclosed or claimed therein, and any patent or registration issuing or resulting therefrom.

D) Upon the request of the Company, during and after the Term, you shall promptly take such further actions, including execution and delivery of all appropriate instruments of conveyance, and provide such further cooperation, as may be necessary to assist the Company to apply for, prosecute, register, maintain, perfect, record, or enforce its rights in any Work Product and all Intellectual Property Rights therein. In the event the Company is unable, after reasonable effort, to obtain your signature on any such documents, you hereby irrevocably designate and appoint the Company as your agent and attorney-in-fact, to act for and on your behalf solely to execute and file any such application or other document and do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, or other intellectual property protection related to the Work Product with the same legal force and effect as if you had executed them. You agree that this power of attorney is coupled with an interest.

E) As between you and the Company, the Company is, and will remain, the sole and exclusive owner of all right, title, and interest in and to any documents, specifications, data, know-how, methodologies, software, and other materials provided to you by the Company ("Company Materials"), including all Intellectual Property Rights therein. You have no right or license to reproduce or use any Company Materials except solely during the Term to the extent necessary to perform your obligations under this Agreement. All other rights in and to the Company Materials are expressly reserved by the Company. You have no right or license to use the Company's trademarks, service marks, trade names, logos, symbols, or brand names.

11. **Representations and Warranties of the Company**

The Company represents and warrants to Executive that:

A) Corporate Existence. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, with power to own property and carry on its business as it is now being conducted.

B) No Conflict. This Agreement has been duly executed by the Company and the execution and performance of this Agreement will not violate, or result in a breach of, or constitute a default in any agreement, instrument, judgment, decree or order to which the Company is a party or to which the Company is subject, nor will such execution and performance constitute a violation or conflict of any fiduciary duty to which the Company is subject.

C) Full Disclosure. The information concerning the Company provided to Executive pursuant to this Agreement is, to the best of the Company's knowledge and belief, complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

D) Date of Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement is true and correct at and as of the date of execution of this Agreement.

12. **Representations and Warranties of the Executive**

The Executive represents and warrants that:

A) Executive has the right to enter into this Agreement, to grant the rights granted herein, and to perform fully all of your obligations in this Agreement.

B) Executive's entering into this Agreement with the Company and Executive's performance of the Services do not and will not conflict with or result in any breach or default under any other agreement to which Executive is a party.

C) Executive has the required skill, experience, and qualifications to perform the Services, Executive shall perform the Services in a professional manner in accordance with best industry standards for similar services, and Executive shall devote sufficient resources to ensure that the Services are performed in a timely and reliable manner.

D) Executive shall perform the Services in compliance with all applicable federal, state, and local laws and regulations, including by maintaining all licenses, permits, and registrations required to perform the Services.

13. **Indemnification**.

Executive shall defend, indemnify, and hold harmless the Company and its affiliates and their officers, directors, employees, agents, successors, and assigns from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind (including reasonable attorneys' fees) arising out of or resulting from:

A) bodily injury, death of any person, or damage to real or tangible personal property resulting from your acts or omissions; or

B) Executive's breach of any representation, warranty, or obligation under this Agreement.

The Company may satisfy such indemnity (in whole or in party) by way of deduction from any payment due to Executive under this Agreement.

14. **Non-Solicitation**.

Executive agrees that during the Term of this Agreement and for a period of twenty four (24) months following the termination or expiration of this Agreement, Executive shall not make any

solicitation to employ the Company's or its affiliate's personnel without written consent of the Company to be given or withheld in the Company's sole discretion.

15. **Relationship of the Parties**.

A) Executive is an independent contractor of the Company, and this Agreement shall not be construed to create any association, partnership, joint venture, employment, or agency relationship between you and the Company for any purpose. You have no authority (and shall not hold yourself out as having authority) to bind the Company and you shall not make any agreements or representations on the Company's behalf without the Company's prior written consent.

B) Without limiting Section 13.A), Executive will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees, and the Company will not be responsible for withholding or paying any income, payroll, Social Security, or other federal, state, or local taxes, making any insurance contributions, including for unemployment or disability, or obtaining workers' compensation insurance on your behalf. Executive shall be responsible for, and shall indemnify the Company against, all such taxes or contributions, including penalties and interest.

16. **Miscellaneous**

A) Subsequent Events. Executive and the Company each agree to notify the other parties if, subsequent to the date of this Agreement, one of the parties incurs obligations which could compromise its efforts and obligations under this Agreement.

B) Amendment. This Agreement may be amended or modified at any time and in any manner only by an instrument in writing executed by the parties hereto.

C) Further Actions and Assurances. At any time and from time to time, each party hereto agrees, at its expense, to take such action and to execute and deliver documents as may be reasonably requested or necessary to effectuate the purposes of this Agreement.

D) Waiver. Any failure of any party to this Agreement to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed. The failure of any party to this Agreement to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision or a waiver of the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

E) Assignment. Executive shall not assign any rights or delegate or subcontract any obligations under this Agreement without the Company's prior written consent. Any assignment in violation of the foregoing shall be deemed null and void. The Company may freely assign its rights and obligations under this Agreement at any time. Subject to the limits on assignment stated above, this Agreement will inure to the benefit of, be binding on, and be enforceable against each of the parties hereto and their respective successors and assigns.

G) Notices. Any notice or other communication required or permitted by this Agreement must be in writing and shall be deemed to be properly given when delivered in person to an officer of the other party when deposited for transmittal by certified or registered mail, postage prepaid, or when sent by facsimile, "email" or other electronic transmission with proof of delivery, addressed as follows:

If to Company:
CancerVAX, Inc.
351 Paseo Nuevo, Floor 2
Santa Barbara, CA 93101
Attn. Carla Miller, Interim President
Email: carla@cancervax.com

With a copy to:
Sichenzia Ross Ference LLP
Attn. Marcelle Balcombe, Partner
Email: MBalcombe@srf.law
Facsimile: 212 930 9725

If to Executive:
Ryan Davies
1594 La Costa Ct
Draper, UT 84020
Email: daviesrd@gmail.com

or to such other person or address designated in writing subsequent to the date hereof by the Company or Executive to receive notices.

H) Headings. The sections and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

I) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, applicable to the performance and enforcement of contracts made within such state, without giving effect to the law of conflicts of laws applied thereby. In the event that any dispute shall occur between the parties arising out of or resulting from the construction, interpretation, enforcement or any other aspect of this Agreement, the parties hereby agree to accept the exclusive jurisdiction of the Courts of Santa Barbara County, California. In the event either party shall be forced to bring any legal action to protect or defend its rights hereunder, then the prevailing party in such proceeding shall be entitled to reimbursement from the non-prevailing party of all fees, costs and other expenses (including, without limitation, the actual expenses of its attorneys) in bringing or defending against such action.

J) Termination of Any Prior Agreements. Effective the date hereof all rights of the Company and Executive related to any other agreement entered into between the

Company and Executive prior to the Effective Date hereof, whether written or oral, is hereby terminated.

K) Time is of the Essence. Time is of the essence of this Agreement and of each and every provision hereof.

L) Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

M) Entire Agreement. This Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter of this Agreement. No oral understandings, statements, promises, or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions, express or implied, other than as set forth herein, have been made by any party.

N) Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

O) Counterparts: Facsimile. An original of this Agreement may be executed simultaneously in three or more executed facsimile, telecopy or other electronic reproductive counterparts, each of which shall be deemed an original, or facsimile, telecopy or other electronic reproductive counterparts, shall constitute one and the same instrument, and delivery of such shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to execute an original of this instrument as well as any facsimile, telecopy or other reproduction hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement effective the date first written above.

"Company"

CancerVAX, Inc.,
a Nevada corporation

By: /s/ Carla Miller
Name: Carla Miller
Title: Interim President

"Executive"

Ryan Davies,
an individual

Ryan Davies